FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2         Date of Material Change

March 3, 2008

Item 3         News Release

The press release attached as Schedule A was released over Canada NewsWire on March 3, 2008.

Item 4         Summary of Material Change

The 2007/8 exploration diamond drilling initiative on this highly prospective project during the fourth quarter 2007 is a 15-hole (2,400 meter) exploration drilling program. Upon the completion of this drilling program, expected to be in Q2, the Company will complete a scoping study in order to determine the next steps in this advanced exploration property. The recent drilling program was designed to target the high grade core to further test the continuity of the high grade mineralisation along the Rosario and Nankin veins. Prior to being acquired by Gammon Gold, Mexgold Resources (“Mexgold”) had completed 37 holes, comprising approximately 10,000 meters of drilling. As the structure remains open along strike and at depth, the objective of the current exploration program is focused on expanding the property’s resources and better definition of the vein structures.

Item 5         Full Description of Material Change

Gammon Gold Announces Exploration Drilling Results at Guadalupe y Calvo Gold-Silver Project

Gammon Gold Inc. (“Gammon”) (TSX:GAM and AMEX:GRS): is pleased to announce encouraging drilling results at its Guadalupe y Calvo exploration project located in Chihuahua State, Mexico which indicates strong resource growth potential from this exciting exploration property.

The 2007/8 exploration diamond drilling initiative on this highly prospective project during the fourth quarter 2007 is a 15-hole (2,400 meter) exploration drilling program. Upon the completion of this drilling program, expected to be in Q2, the Company will complete a scoping study in order to determine the next steps in this advanced exploration property. The recent drilling program was designed to target the high grade core to further test the continuity of the high grade mineralisation along the Rosario and Nankin veins. Prior to being acquired by Gammon Gold, Mexgold Resources (“Mexgold”) had completed 37 holes, comprising approximately 10,000 meters of drilling. As the structure remains open along strike and at depth, the objective of the current exploration program is focused on expanding the property’s resources and better definition of the vein structures.

Drilling result highlights include:

  5.0 meters of 7.52 g/t gold and 100.00 g/t silver or 9.52 g/t gold equivalent

  4.0 meters of 5.70 g/t gold and 179.00 g/t silver 9.28 g/t gold equivalent

  4.0 meters of 5.54 g/t gold and 5,870 g/t silver or 122.94 g/t gold equivalent

  3.0 meters of 20.30 g/t gold and 171.0 g/t silver or 23.72 g/t gold equivalent

  2.0 meters of 1.99 g/t gold and 474.0 g/t silver or 11.47 g/t gold equivalent

  3.0 meters of 3.39 g/t gold and 109.0 g/t silver or 5.57 g/t gold equivalent

  9.0 meters of 3.25 g/t gold and 234 g/t silver or 7.83 g/t gold equivalent

  6.35 meters of 4.97 g/t gold and 102.0 g/t silver or 7.01 g/t gold equivalent

  10.0 meters of 2.91 g/t gold and 307.0 g/t silver or 9.03 g/t gold equivalent

  9.0 meters of 2.87 g/t gold and 63.0 g/t silver or 4.13 g/t gold equivalent

* Gold Equivalent values were calculated based on a 50 grams of silver = 1 gram of gold. No capping.

Gold and silver grades from all drill holes to date with intercepts above a 3.0 gram per tonne cut-off, average 3.56 grams per tonne gold and 299 grams per tonne silver, over an average interval of 3.0-metres (Table 1). Gold and silver grades from all drill holes to date with intercepts above a 0.5 gram per tonne cut-off, average 0.98 grams per tonne gold and 85 grams per tonne silver, over an average interval of 10.70 metres (Table 2). Results thus far support the extension of the mineralized zone along strike and at depth and continue to support the potential for both open pit and underground operations.

Guadalupe is a historic mining district. Bonanza grade gold and silver was discovered on the property in 1835. Historic mining in the area produced approximately 2-million ounces of gold and 28-million ounces of silver at estimated production grades of 37 grams per tonne gold and 870 grams per tonne silver. However, the district was only partially and selectively mined. Historic mine operators focused only on the higher-grade zones in selected upper portions of high-grade structures and stopped at water table depths of 200- to 250-metres.

The Guadalupe y Calvo Project contains inferred resources of 1.08-million ounces of gold and 45.6-million ounces of silver or 1.78 million gold equivalent ounces (Pincock, Allen and Holt, Nov. 2002). This estimate is based on exploration work completed on the Rosario and Nankin structures and does not address other mineralized structures on the property and potential for strike extensions that are known to be present within the project boundaries. Preliminary bottle roll tests indicate the ore’s amenability to cyanidation.

“We continue to be excited by the potential of the Guadalupe y Calvo property with high grade intercepts discovered near surface and at depth. Our drilling program in the first half of 2008 is designed to allow Gammon to update the resource estimate, conduct metallurgical testwork and to complete a scoping study for a potential open pit and underground operation. Guadalupe has strong geological characteristics within a prolific mining district and coupled with the results to date, we are highly confident that we should be able to quickly expand and upgrade Guadalupe’s resources.” stated Rene Marion, CEO, Gammon Gold. Mr. Marion continued, “Pending the positive results from the scoping study, we anticipate aggressively advancing the exploration program at this property starting in the second half of 2008. Further, as our exploration program is only focusing on 1 kilometer of the 3 kilometers of identified potential, we have a tremendous amount of exploration upside yet to delineate.”

Highlights from all drilling programs are summarized in Table 1, using a 3.0 gram per tonne cut off grade and Table 2, using a 0.5 gram per tonne cutoff grade.

Table 1: Guadalupe y Calvo Drill Hole Intercept Summary
3.0 g/t Gold-Equivalent External Cut-Off
Target	Hole	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
San Francisco	GC-1	13.00	18.00	5.00	7.52	100.00	9.52
San Francisco	GC-2	0.00	4.00	4.00	3.57	89.00	5.35
San Francisco	and	27.00	33.00	6.00	2.91	123.00	5.37
Nankin	GC-3	57.00	58.00	1.00	1.92	250.00	6.92
Pertenencia	GC-4	125.50	129.50	4.00	5.70	179.00	9.28
Pertenencia	GC-6	39.50	43.50	4.00	5.54	5870.00	122.94
Zorrilla	GC-8	156.00	157.00	1.00	37.53	136.00	40.25
Pertenencia	GC-10	63.50	64.50	1.00	2.88	84.00	4.56
Flora Vein	GC-11	51.00	52.00	1.00	4.80	27.00	5.34
San Francisco	GC-11	70.00	73.00	3.00	20.30	171.00	23.72
Zorrilla	GC-12	0.00	3.00	3.00	2.92	176.00	6.44
Zorrilla	and	57.00	58.00	1.00	1.41	154.00	4.49
Pertenencia	GC-13	65.00	66.00	1.00	4.33	195.00	8.23
San Francisco	GC-15	103.00	104.00	1.00	0.07	251.00	5.09
San Francisco	and	146.00	147.00	1.00	3.70	3.00	3.76
Zorrilla	GC-16	53.00	57.00	4.00	3.40	165.00	6.70
Zorrilla	and	60.00	61.00	1.00	0.89	360.00	8.09
Zorrilla	GC-18	44.00	45.50	1.50	1.82	105.00	3.92
Zorrilla	GC-20	28.00	29.00	1.00	0.48	233.00	5.14
Zorrilla	and	31.00	35.00	4.00	1.02	153.00	4.08
Pertenencia	GC-21	107.00	109.00	2.00	1.75	104.00	3.83
San Francisco	GC-22	40.00	44.00	4.00	2.38	137.00	5.12
Pertenencia	GC-23	203.00	205.00	2.00	1.99	474.00	11.47
San Francisco	GC-25	38.00	39.00	1.00	1.61	126.00	4.13
Zorrilla	GC-26	209.00	210.00	1.00	1.17	132.00	3.81
San Francisco	GC-27	40.00	41.00	1.00	2.85	84.00	4.53
Zorrilla	GC-28	197.00	198.00	1.00	1.47	112.00	3.71
San Francisco	GC-29	82.00	83.00	1.00	1.23	211.00	5.45
Nanking Extension	GC-30	239.00	240.00	1.00	1.75	135.00	4.45
	and	245.00	246.00	1.00	1.23	119.00	3.61
Pertenencia	GC-33	52.5	54.0	1.5	1.78	222.00	6.22
	and	102.00	103.50	1.50	3.91	96.00	5.83
San Francisco	GC-34	75.00	78.00	3.00	3.39	109.00	5.57
	GC-35	30.00	31.50	1.50	2.81	101.00	4.83
San Francisco	and	66.00	67.50	1.50	3.90	65.00	5.20
	GC-37	72.00	75.00	3.00	2.06	108.00	4.22
Zorilla	and	84.00	85.50	1.50	3.02	93.00	4.88
Rosario	GC-41	21.00	30.00	9.00	3.25	234	7.83
Rosario	GC-42A	47.80	49.40	1.60	1.61	78	3.17
Rosario	GC-44	25.00	33.50	8.50	1.50	91	3.32
Rosario	GC-44A	30.40	40.80	8.25	2.73	110	4.70
Rosario	GC-44B	31.50	39.10	7.60	1.84	98	3.80
Rosario	GC-45	27.10	33.45	6.35	4.97	102	7.01
Flora	GC-46	84.00	90.00	6.00	2.36	33	3.02
Rosario	GC-48	266.00	276.00	10.00	2.91	307	9.03
Rosario	GC-49	56.55	59.90	3.35	2.65	102	4.70
Rosario	GC-51	22.40	31.40	9.00	2.87	63	4.13

Average +3.0.05 g/t cutoff
* Gold Equivalent Values were calculated based on 50 ounces of silver = 1 ounce of gold. No Capping.

*
Table 2. Guadalupe y Calvo Drill Hole Intercept Summary
0.5 g/t Gold-Equivalent External Cut-Off
		From	To	Interval	Gold	Silver	Gold-Equivalent
Target		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
San Francisco	GC-1	4.50	36.00	31.50	1.60	53.00	2.66
San Francisco	GC-2	0.00	4.00	4.00	3.57	89.00	5.35
San Francisco	and	12.00	40.00	28.00	0.60	49.00	1.58
Nankin	GC-3	57.00	59.00	2.00	0.97	174.00	4.45
Zorrilla	GC-3	210.00	212.00	2.00	0.39	25.00	0.89
Pertenencia	GC-4	123.50	134.50	11.00	2.51	80.00	4.11
Pertenencia	and	146.50	155.50	9.00	0.57	2.00	0.61
Zorrilla	GC-5	107.00	111.00	4.00	0.81	38.00	1.57
Zorrilla	and	131.50	136.50	5.00	0.18	36.00	0.90
Pertenencia	GC-6	19.50	45.00	25.50	1.16	961.00	20.38
Pertenencia	GC-7	171.00	174.00	3.00	0.39	49.00	1.37
Pertenencia	and	202.50	205.50	3.00	0.14	44.00	1.02
Zorrilla	GC-8	156.00	157.00	1.00	37.53	136.00	40.25
Pertenencia	GC-9	127.00	133.00	6.00	0.42	22.00	0.86
Pertenencia	GC-10	55.50	65.50	10.00	0.57	35.00	1.27
San Francisco	GC-11	58.00	77.00	19.00	3.48	74.00	4.96
Zorrilla	GC-12	0.00	4.00	4.00	2.28	136.00	5.00
Zorrilla	and	54.00	61.00	7.00	0.33	44.00	1.21
Zorrilla	and	65.00	71.00	6.00	0.33	19.00	0.71
Zorrilla	and	136.50	141.00	4.50	0.31	58.00	1.47
Pertenencia	GC-13	42.00	48.00	6.00	0.22	29.00	0.80
Pertenencia	and	64.00	70.00	6.00	1.10	43.00	1.96
Zorrilla	GC-14	40.00	44.00	4.00	0.75	26.00	1.27
Zorrilla	and	49.00	62.00	13.00	0.24	60.00	1.44
San Francisco	GC-15	80.00	87.00	7.00	0.28	68.00	1.64
Zorrilla	GC-16	49.00	69.00	20.00	1.03	90.00	2.83
Zorrilla	GC-18	24.00	30.00	6.00	0.12	29.00	0.70
Zorrilla	and	134.00	144.00	10.00	0.59	30.00	1.19
Zorrilla	GC-19	144.00	153.00	9.00	0.68	22.00	1.12
Zorrilla	GC-20	17.00	36.00	19.00	0.44	82.00	2.08
Pertenencia	GC-21	101.00	110.00	9.00	0.90	54.00	1.98
San Francisco	GC-22	40.00	45.00	5.00	1.93	115.00	4.23
Pertenencia	GC-23	203.00	206.00	3.00	1.60	332.00	8.24
Pertenencia	GC-24	172.00	174.00	2.00	0.84	29.00	1.42
San Francisco	GC-25	19.00	39.00	20.00	0.80	57.00	1.94
Zorrilla	GC-26	206.00	215.00	9.00	0.43	52.00	1.47
San Francisco	GC-27	28.50	51.00	22.50	0.51	52.00	1.55
Zorrilla	GC-28	195.00	202.00	7.00	0.59	49.00	1.57
San Francisco	GC-29	41.00	84.00	43.00	0.26	43.00	1.12
Nanking Extension	GC-30	238.00	247.00	9.00	0.67	66.00	1.99
Zorilla	GC-32	141.00	154.00	13.00	0.24	20.00	0.64
	GC-33	52.50	58.50	6.00	0.61	93.00	2.47
	and	69.00	73.50	4.50	0.25	42.00	1.09
Pertenencia	and	102.00	103.50	1.50	3.91	96.00	5.83
San Francisco	GC-34	72.00	97.50	25.50	0.56	40.00	1.36
San Francisco	GC-35	18.00	46.50	28.50	0.61	57.00	1.75
San Francisco	GC-36	18.00	54.00	36.00	0.16	23.00	0.62
San Francisco	and	66.00	67.50	1.50	3.90	65.00	5.20
Zorilla	GC-37	60.00	88.50	28.50	0.54	41.00	1.36
Rosario	GC-41	21.00	30.00	9.00	3.25	234	7.93
Nankin	GC-42A	4.15	14.00	9.85	0.93	80	2.53
Del Sol		27.00	30.90	3.90	0.31	18	0.67
Rosario		47.80	49.40	1.60	1.61	78	3.17
	GC-44	6.00	39.00	33.00	0.55	3.09	0.61
New Vein		195.00	198.00	3.00	0.51	34	1.19
New Vein		210.00	212.00	2.00	0.31	72	1.75
Rosario	GC-44A	30.40	40.80	10.40	2.73	110	4.93
Rosario	GC-44B	31.50	39.10	7.60	1.84	98	3.80
	GC-45	7.00	45.00	38.00	1.22	29.64	1.81
Flora	GC-46	84.00	90.00	6.00	2.36	33	3.02
		126.00	132.00	6.00	0.32	9.5	0.51
	GC-48	266.00	276.00	10.00	2.91	307	9.05
Rosario	GC-49	8.50	9.60	1.10	0.47	19	0.85
		36.00	59.90	23.90	0.88	34.57	1.57
	GC-50	47.45	53.45	6.00	0.26	56	1.38
Rosario		70.15	73.60	3.45	0.23	44	1.11
		76.20	80.10	3.90	0.22	25	0.72
Rosario		102.00	109.00	7.00	0.79	39	1.57
Flora	GC-51	22.40	31.40	9.00	2.87	63	4.13
Rosario		70.70	76.00	5.30	1.06	5	1.16
Rosario		153.20	154.25	1.05	0.77	13	1.03
Average +0.05 g/t cutoff
* Gold Equivalent Values were calculated based on 50 ounces of silver = 1 ounce of gold. No Capping.

This press release has been reviewed by in-house qualified person Dr. Jose Luis Lee, P. Geo. All gold analyses were performed by Chemex Laboratories, Vancouver, B.C. using standard fire assay procedures.

About Guadalupe y Calvo

The Guadalupe y Calvo Gold-Silver project lies immediately to the southwest of the town of Guadalupe y Calvo, in the State of Chihuahua, Mexico and consists of five concessions totaling approximately 440-hectares. Guadalupe is a historic mining district where approximately 2-million ounces of gold and 28-million ounces of silver at estimated production grades of 37 grams per tonne gold and 870 grams per tonne silver have been produced. The Guadalupe y Calvo Project contains inferred resources of 1.08-million ounces of gold and 45.6-million ounces of silver or 1.78 million gold equivalent ounces (Pincock, Allen and Holt, Nov. 2002). This estimate is based on exploration work completed on the Rosario and Nankin structures and does not address other mineralized structures on the property and potential for significant strike extensions that are known to be present within the project boundaries.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “forecast”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamations expenses. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9         Date of Report

March 3, 2008